SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

8 December 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: December 8, 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                                            Protherics PLC

                                             Protherics announces £38 million fundraising,
                                                 two strategic in-licensing deals and
                                          company acquisition to expand development pipeline

London, UK; Brentwood,  TN, US; 8 December 2006 - Protherics PLC ("Protherics" or the "Company"),  the international  biopharmaceutical company focused on critical care and cancer,  announced  yesterday the signing of three  agreements to expand its development  pipeline in its core franchises of critical care and cancer.

These  transactions  will be funded by an issue of 58,715,544 new Ordinary Shares through a cash placing and proposed  placing and open offer (the  "Equity  Fundraising")  jointly  underwritten  by Nomura Code  Securities  Limited  and Piper  Jaffray  Ltd.  Offers of new
Ordinary Shares in the Equity  Fundraising are not being made to investors or Protherics  shareholders  within the United States.  This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities.

The gross proceeds of the Equity Fundraising will amount to, in aggregate, £38.2 million.

Overview of the three Transactions

1.      Proposed  In-licensing  of  intellectual  property  from  Glenveigh  Pharmaceuticals  LLC  ("Glenveigh")  for the use of ovine polyclonal  antibody  fragments  (including  DigiFab® and  GlaxoSmithKline's  Digibind®) in the treatment of pre-eclampsia and eclampsia (life-threatening complication of pregnancy)

        o       A phase 2b study with Digibind® is on-going in severe pre-eclampsia and is expected to report in the second half of 2007

2.      Proposed $25 million all-share  acquisition of MacroMed,  Inc ("MacroMed"),  a private US company, to access its lead product,
        OncoGel®, a novel sustained release formulation of paclitaxel for local administration in oesophageal and brain cancers

        o       A phase 2a study for the relief of  dysphagia  (difficulty  swallowing)  in  oesophageal  cancer is  expected to report in the first half of 2007 and a phase 2b study to start in 2007
        o       A phase 1/2 brain cancer study is expected to start in the first half of 2007

3.      In-licensing and co-development of Acadesine,  a promising  potentially selective new treatment for B-cell Chronic Lymphocytic
        Leukaemia (B-CLL), a blood cell cancer, from Advanced In Vitro Cell Technologies Inc ("Advancell")

        o       A proof-of-concept phase 1/2 study in patients is planned to start and report 2007

      The  in-licensing  from  Glenveigh  and the  acquisition  of MacroMed  are subject  to,  amongst  other  things,  the  approval of shareholders at an Extraordinary General Meeting to be held on 3 January 2007.

Rationale

Protherics  believes that all three transactions  provide the Company with attractive product  development  opportunities to expand its critical care and cancer franchises in the future:

o        The agreement with Glenveigh extends Protherics' critical care franchise into the treatment of pre-eclampsia,  a potential $5 billion dollar market in the US where there are currently no approved therapies and few products in development

o        MacroMed's  OncoGel® and Advancell's  Acadesine  expand  Protherics'  cancer pipeline in indications  where  Protherics  could undertake sales and marketing alongside Voraxaze™

Protherics  believes that all three product  opportunities  are relatively low risk for their stage of  development,  with  encouraging safety and efficacy data demonstrated to date:

o        DigiFab® and Digibind® are approved in the US for the treatment of digoxin toxicity

o        OncoGel® is a reformulation of paclitaxel, a commonly used cancer agent, for local administration

o        Acadesine  has  previously  been  investigated  in more than two  thousand  patients in an unrelated  indication  and was well tolerated

Andrew Heath, Chief Executive of Protherics, commented:

"The three transactions  substantially  broaden Protherics' pipeline and strengthen its leadership position in polyclonal  antibodies.
They bring a second  potential  blockbuster  to our  critical  care  pipeline,  alongside  CytoFab®,  and double the size of our cancer portfolio in indications  where we can leverage the sales and marketing  infrastructure  being  established  for  Voraxaze™.  All three programs will also bring significant newsflow during the course of next year."

                                                               | Ends |

For further information:

Protherics
Andrew Heath, CEO                                                                    +44 (0) 20 7246 9950
Saul Komisar, President Protherics Inc                                               +1 615 327 1027
Nick Staples, Director of Corporate Affairs                                          +44 (0) 7919  480510

Financial Dynamics - press enquiries
New York: John Capodanno, Jonathan Birt                                              +1 212 850 5600
London: Ben Atwell, David Yates, Anna Keeble                                         +44 (0) 20 7831 3113

Or visit www.protherics.com

About Protherics

Protherics (LSE: PTI,  NASDAQ:  PTIL) is an integrated  biopharmaceutical  company focused on the development and marketing of products for critical  care and cancer.  With  headquarters  in London,  the Company has 227 employees  across its  operations in the UK, US and
Australia.

Protherics' strategy is to use the revenues  generated  from its marketed  products to help fund the  advancement  of its  development pipeline. With a proven track record in drug development,  biopharmaceutical  manufacturing and regulatory affairs, Protherics'goal is to develop and attract  additional  cancer and critical  care  products for its sales and  marketing  teams to distribute in the US and
Europe.

The most advanced products in the Company's  portfolio are Voraxaze™,  administered when methotrexate  blood levels remain  dangerously high  following  high doses for the  treatment  of cancer,  which is expected to be approved in the EU in the first half of 2007 and in the US from second half of 2008,  subject to successful  regulatory  reviews;  and  CytoFab®,  which is expected to start an additional phase 2 study in severe sepsis in 2007 following its out-license to AstraZeneca in late 2005.

Additional  products in development  include  Prolarix™,  a targeted  cancer therapy for primary liver cancer and other select tumours, currently in phase 1 with a phase 2a study planned for second half of 2007; and  Angiotensin  Therapeutic  Vaccine for the treatment of hypertension,  where encouraging  phase 2a results have been obtained and an additional phase 2a study with an improved  formulation is planned in the second half of 2007.

The majority of the Company's  revenues  (£17.7  million in the year ended 31 March 2006) are derived from two critical care  products,
CroFab® (pit viper  antivenom)  and DigiFab®  (digoxin  antidote)  which were  developed by Protherics and are sold, in the US, through
Fougera Inc, a division of Altana Pharma AG.

For further information visit: www.protherics.com

Disclaimer

This press announcement has been issued by Protherics PLC and is the sole responsibility of Protherics PLC.

The Equity Fundraising is not, subject to certain exceptions, being made, directly or indirectly, in or into the United States.
Securities may not be offered or sold in the United States without registration or an exemption from registration. Neither the existing Ordinary Shares, nor the New Ordinary Shares nor the open offer entitlements have been or will be registered under the US
Securities Act or under the securities laws of any state of the United States, or under the applicable securities laws of Australia,
Canada or Japan. Subject to certain exceptions, the Ordinary Shares made available under the Equity Fundraising may not be offered, sold, taken up, delivered or transferred in or into the United States, Australia, Canada or Japan, and, subject to certain exceptions, application forms are not being posted to and no open offer entitlements will be credited to a stock account of any person with a registered address in the United States, Australia, Canada or Japan.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities.

The delivery of this announcement shall not, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this announcement nor that the information in it is correct as of any subsequent time.

This announcement may contain forward-looking statements that reflect the Group's current expectations regarding future events, including business acquisitions, product sales, the clinical development and regulatory clearance of the Group's products, the
Group's ability to find partners for the development and commercialisation of its products, the Group's liquidity and results of operations, as well as the Group's future capital raising activities. Forward-looking statements involve risks and uncertainties.
Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Group's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the ability of the Group to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of its products, the acceptance of the Group's products by consumers and medical professionals, the ability of the Group to consummate the Equity Fundraising and the Transactions described in this announcement, and other factors discussed in Protherics'Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.

Nomura Code Securities, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for
Protherics PLC as sponsor, joint financial adviser, joint broker and joint underwriter in relation to the Equity Fundraising and the
MacroMed Acquisition. Nomura Code Securities is not acting for, and will not be responsible to, any person other than Protherics PLC for providing the protections afforded to customers of Nomura Code Securities or for advising any other person on the contents of this document or any transaction or arrangement referred to herein.

Piper Jaffray, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Protherics
PLC as joint financial adviser, joint broker and joint underwriter in relation to the Equity Fundraising and the MacroMed
Acquisition. Piper Jaffray is not acting for, and will not be responsible to, any person other than Protherics PLC for providing the protections afforded to customers of Piper Jaffray or for advising any other person on the contents of this document or any transaction or arrangement referred to herein.

                                             Protherics announces £38 million fundraising,
                                                 two strategic in-licensing deals and
                                          company acquisition to expand development pipeline

Protherics PLC  ("Protherics"  or the  "Company"),  the  international  biopharmaceutical  company focused on critical care and cancer, announces the signing of three  agreements to expand its  development  pipeline in its core  franchises of critical care and cancer.  A
£38.2 million cash placing,  placing and open offer (the "Equity  Fundraising"),  underwritten  by Nomura Code  Securities  Limited and
Piper Jaffray Ltd., will be used to fund in-licensing deals with Glenveigh Inc and Advancell, and the acquisition of MacroMed, Inc.

The Board also announced yesterday the Company's unaudited interim results for the six months to 30 September 2006.

Transactions

Equity Fundraising

The Board  announced  yesterday the Company's  intention to raise  approximately  £38.2 million  (before  expenses) by way of an Equity
Fundraising  consisting  of a cash  placing,  placing  and  open  offer of the  Company's  New  Ordinary  Shares  at a price of  65.00p
(representing  approximately  22.45% per cent of Protherics' Existing  Issued Share Capital).  Portions of the Equity  Fundraising are
conditional, inter alia, upon the MacroMed Acquisition and the Glenveigh Licence.

Glenveigh Licence

The Board also announced the in-licence from Glenveigh of  intellectual  property  relating to the use of antibody  fragments that bind digoxin,  including  Protherics'DigiFab® and GSK's Digibind®,  for the treatment of eclampsia and pre-eclampsia.  Protherics estimates that the market for an effective treatment for pre-eclampsia  could be worth almost $5 billion per annum in the US alone.  Glenveigh is currently undertaking a phase 2b study in the US, using Digibind®,  in severe  pre-eclampsia.  Both Digibind® and DigiFab® are approved in the US for the treatment of life-threatening  digoxin overdose and are generally  considered  clinically  interchangeable  products.
Under the Glenveigh  Licence,  Protherics  has agreed to pay Glenveigh  £2.5 million ($5 million) in cash,  assume  approximately  £0.8 million ($1.5 million) in bank debt and pay a further £2.5 million ($5 million)  satisfied by the issue of Ordinary  Shares  calculated at a price of 82 pence  per New  Ordinary  Share.  Protherics  will also pay  additional  milestone  payments  and  royalties  upon the successful completion of the current phase 2b trial and certain subsequent clinical and commercial events.

The Glenveigh  Licence  constitutes a Class 1 transaction  for the purpose of the Listing Rules and, as such,  requires the approval by
Shareholders  at the  Extraordinary  General  Meeting.  The Glenveigh  Licence is conditional  upon the cash placing being completed in accordance  with its terms.  If the  Shareholders  do not approve the  transaction at the EGM, £10 million of the cash placing will not proceed.

MacroMed Acquisition

The Board also announced that it has agreed to acquire  MacroMed,  Inc., a privately owned specialty drug development and manufacturing company based and incorporated in Utah, US.  MacroMed's lead product OncoGel® is a novel sustained  release  formulation of paclitaxel, a  commonly  used,  approved  cancer  treatment,  which is in phase 2a  development  for the  treatment  of  dysphagia  (difficulty  in swallowing) in patients with oesophageal cancer.

Under the MacroMed  Acquisition  Agreement,  Protherics will pay a consideration of £12.7 million,  to be satisfied by the issue of the
MacroMed  Consideration  Shares calculated at a price of 69.69 pence per New Ordinary Share. 10 per cent of the MacroMed  Consideration
Shares will not be issued until the date  falling 18 months  after  Completion  of the  MacroMed  Acquisition  and will be held back to satisfy any indemnity obligations of the Vendors.

Certain of the Vendors will agree not to sell any MacroMed  Consideration  Shares for a period of 12 months following Completion of the
MacroMed Acquisition (other than in certain limited circumstances).

The MacroMed  Acquisition  requires the prior approval of Shareholders at the Extraordinary  General Meeting.  The MacroMed Acquisition
is conditional on completion of the placing and open offer in accordance with its terms, but not the cash placing.

Advancell Licence

The Board also announced the in-licence from, and co-development with,  Advancell of intellectual  property for the use of Acadesine in the treatment of B-CLL.  The Directors  believe that  Acadesine  may prove a more  specific  therapy for B-CLL than current  treatments which are generally  toxic to both B-cells and T-cells  resulting in a range of side effects  including an increased risk of infection.
The Directors  believe that the B-CLL market in the US and EU has the potential to be worth up to $250 million per annum,  on the basis that about two-thirds of patients could be eligible for treatment.

Protherics will pay Advancell an initial £0.5 million cash  consideration  as well as a total of up to £17.9 million in development and commercialisation  milestones,  the first  payment of £3.5  million  being due when the first  patient is recruited in a phase 2 study.
Protherics  expects to invest  approximately  £1.5 million in the development of Acadesine prior to taking a decision whether or not to invest further development funds. Advancell will also receive a 12.8 per cent royalty on net sales.

The Acadesine Licence is not conditional upon completion of the Equity Fundraising and is effective from 7 December 2006.

Interim Results

The Board also  announced  yesterday  in a separate  announcement  the  Company's  unaudited  interim  results for the six months to 30
September 2006.

Reasons for the Glenveigh Licence, MacroMed Acquisition and the Acadesine Licence

The  Directors  believe  that the  in-licensing  of  intellectual  property  from  Glenveigh,  the  acquisition  of  MacroMed,  and the in-licensing of Acadesine from Advancell and its co-development,  each represent  excellent strategic  opportunities for Protherics for the following reasons:

o        The  Glenveigh  Licence  provides  Protherics  with the  opportunity  to expand its critical  care  franchise by extending the potential  indication and therefore sales of DigiFab®  beyond the current niche market for the treatment of digoxin  toxicity, into the potential blockbuster  indication of pre-eclampsia,  or alternatively to derive revenues from the sublicensing of the intellectual property to a partner to develop Digibind® as a treatment for pre-eclampsia;

o        MacroMed's  OncoGel® and  Advancell's  Acadesine have the potential to extend the Protherics  cancer  platform in niche market areas where Protherics can expect to undertake the sales and marketing alongside Voraxaze™; and

o        OncoGel®, as a reformulation of paclitaxel,  an approved and established  cytotoxic,  for local  administration,  represents a development  opportunity  with lower risk than is commonly  associated  with phase 2  development  programmes.  Acadesine  was well-tolerated in clinical studies in an unrelated indication.

Recent Developments

Today's  announcements  follow on from the  considerable  progress made by the Company  across all areas of the  Company's  business in recent months including:

o        revenues of £17.7  million in the year ended 31 March 2006,  predominantly  derived from two critical care  products,  CroFab®
         and DigiFab®;

o        the successful  out-licensing in December 2005 of CytoFab®,  an anti-TNF-alpha  polyclonal Fab product being developed for the treatment for severe sepsis,  to AstraZeneca  under which the Company received £16.3 million as an upfront  milestone  payment with further  potential  milestones of £171 million.  The Company is also entitled to royalty payments of up to 20 per cent on global net sales with additional manufacturing related payments;

o        the  acquisition in June 2006 of CoVaccine HT™, a novel adjuvant from CoVaccine BV for inclusion in the Company's  Angiotensin
         Therapeutic Vaccine;

o        the  extension  by the  Company's  sales and  marketing  partner,  Fougera  Inc (a  division  of  Altana  Pharma  AG),  of its distribution agreement in the US for CroFab® and DigiFab® until 2010;

o        the filing in July 2005 of a Marketing  Authorisation  Application for Voraxaze™ in the EU and on-going  discussions  with the
         FDA regarding the filing of a Biological License Application in the US; and

o        the transfer of market rights for Digitalis Antidot® from Roche to the Company.

Company Strategy

Protherics is a  biopharmaceutical  company focused on the development,  manufacture and marketing of specialist  products for critical care and cancer.  Protherics' objective is to become a leading  biopharmaceutical  company  focused in critical  care and cancer.  The
Company's  goal is to build a high  growth,  sustainable  business  where the  Company's  research and  development  is funded from its revenue stream.  With a proven track record of licensing and acquiring products and businesses,  Protherics' strategy is to in-licence and develop  additional  critical  care and cancer  products for its sales and marketing  teams to distribute in the US and Europe.  In addition,  Protherics has vaccine assets (including the Angiotensin  Therapeutic Vaccine) from which the Directors will look to realise value in the medium term through out-licensing or divestment.

Cancer Products

The  Directors  believe  there  is an  opportunity,  with  the  anticipated  launch  of  Voraxaze™  in  the  US  and  EU,  to  build  a commercially-focused, cancer business.

The  Directors  believe that the cancer  market holds  excellent  commercial  opportunities  for  Protherics.  Cancer  consists of many different diseases,  and this has resulted in a very fragmented global market place.  Despite the considerable unmet medical needs that remain in the treatment of cancer,  the  restricted  sizes of many of the market  opportunities  limit their  attractiveness  to larger pharmaceutical  companies,  leaving an  opportunity  for  Protherics  to develop  and  market  its own cancer  products.  Many of these products,  like  Voraxaze™,  can be marketed  successfully  by a small targeted sales and marketing  team.  Protherics' commercial and development  teams have  considerable  oncology  experience  and the  Directors  are  looking to add  suitable  products  to expand the
Company's offering in this area.

The Directors  believe that the acquisition of MacroMed,  with its lead product  OncoGel® for the treatment of dysphagia in oesophageal cancer,  and the in-licence of Acadesine for the treatment of B-CLL,  provide  Protherics  with two exciting  opportunities  to develop products targeted at indications where the Company can undertake the sales and marketing in-house alongside Voraxaze™.

MacroMed's OncoGel®

MacroMed's lead product is OncoGel®,  a novel  proprietary  reformulation of paclitaxel,  a commonly used,  approved cancer  treatment, which is being developed for local  administration.  OncoGel® is designed to provide high  concentrations  of paclitaxel at the site of the tumour,  while  minimising  systemic  drug levels.  OncoGel® is currently in phase 2a  development  as a treatment for dysphagia in oesophageal  cancer  patients,  and  Protherics  intends to start a clinical  study in the treatment of brain cancer in early 2007. The
Directors believe that OncoGel®,  as a reformulation of an approved and established  cytotoxic for local  administration,  represents a development opportunity with lower risk than is commonly associated with an oncology development programme.

In phase 1 clinical testing,  OncoGel® was well tolerated with no drug-related  serious adverse events.  In addition,  no Dose Limiting
Toxicities  were  observed in the highest  dose cohort and plasma  levels of  paclitaxel  were  negligible.  Stable  disease and tumour regression  were observed in some  patients.  Due to its local effect and  anticipated  lack of systemic  side  effects,  the Directors believe OncoGel® could be used alone or in conjunction with  standard-of-care  cancer therapies such as chemotherapy,  radiotherapy and either pre- or post-surgical intervention.

Acadesine

Acadesine is an exciting  potential new therapy for the treatment of B-CLL.  Acadesine is a nucleoside  analogue with a novel mechanism of action,  which unlike most existing  treatments  for B-CLL,  has been shown,  in an ex vivo study,  to target  B-cells  selectively, whilst  minimising  the toxicity to T-cells.  The Directors  believe that  Acadesine may have reduced  development  risk,  since it was well-tolerated when previously studied for an unrelated  indication in patients.  A proof-of-concept  phase 1 study in B-CLL is planned to be undertaken in 2007, and will investigate  B-cell  selectivity in cancer patients.  The Directors believe that the B-CLL market in the US and EU has the  potential  to be worth up to $250  million per annum,  on the basis that about  two-thirds  of  patients  may be eligible for treatment.

Critical Care Products

Protherics critical care franchise is derived from its ovine polyclonal  antibody platform.  Protherics has developed two critical care products,  CroFab® and DigiFab®, which are currently approved and marketed in the US. A third product,  CytoFab®, is being developed by
AstraZeneca as a treatment for severe sepsis.

AstraZeneca  is  responsible  for the  global  development  and  commercialisation  of  CytoFab®  with a lead,  potential  blockbuster, indication of severe  sepsis.  The Directors  consider  CytoFab® to be a major value driver for the Company based on the milestones and royalties that would be received if CytoFab®  becomes an established  sepsis  treatment.  Additionally,  the Directors are committed to growing the revenues and improving the margins of the Company's niche critical care products, CroFab® and DigiFab®.

The Company's  marketed  critical care products,  CroFab® and DigiFab® are currently sold in the US by its marketing  partner,  Fougera
Inc. The current  distribution  agreement with Fougera expires in October 2010, providing Protherics with an opportunity to either sell these products directly in the US or re-license them to a distribution partner on improved terms.

Protherics is implementing  manufacturing  process changes for CroFab® that should reduce the number of batches  required to supply the market and allow the Company to reduce  significantly the cost of manufacturing  this product.  The Company  anticipates  receiving FDA approval for these CroFab® process changes in early 2009.

Protherics is looking to extend its critical care product franchise,  with the in-licensing of additional  critical care products which can be developed and potentially sold in-house to retain maximum product value.

The Glenveigh Licence

Protherics  has agreed to licence from  Glenveigh,  a privately  held US company,  its  intellectual  property on the use of polyclonal antibody  fragments  (Fabs) that bind digoxin for the  treatment of  pre-eclampsia  and  eclampsia.  The  in-licensing  of  Glenveigh's intellectual  property for the treatment of eclampsia and preeclampsia with  digoxin-binding  antibody fragments,  may allow Protherics to extend the  potential  indications  for DigiFab®  beyond the current niche market for the  treatment of digoxin  toxicity,  into the potential  blockbuster  indications of  pre-eclampsia  and eclampsia,  or derive revenues from the  sub-licensing  of the  intellectual property  acquired  from  Glenveigh  for these  indications.  Protherics  estimates  that the market  for an  effective  treatment  for pre-eclampsia could be worth almost $5 billion per annum in the US alone.

In an initial series of patients,  Digibind® was used to treat three women with  pre-eclampsia and four with eclampsia.  A reduction in blood  pressure was reported in four patients  with  improvements  in some other  symptoms also  observed.  In a subsequent  controlled study, 26 women with severe  pre-eclampsia,  after delivery of the baby, were treated with either Digibind® or placebo.  Drugs to lower blood pressure were required by 6 of the 13 patients in the placebo group compared to none of the patients in the Digibind® group.

Glenveigh  is  currently  undertaking  a double blind  placebo-controlled  phase 2b study of  Digibind® in a total of 50 patients  with severe  pre-eclampsia,  prior to delivery  of the baby,  in the US. The primary  assessments  in the study are use of  antihypertensive drugs and renal function. Protherics estimates that the trial will complete towards the end of 2007.

On completion of the phase 2b study and assuming  favourable  results intents to out-license the intellectual  property for the further development and  commercialisation of Digibind® in pre-eclampsia.  If a licence is not agreed with GSK, Protherics will seek to develop
DigiFab® in  pre-eclampsia  either alone or with a partner,  undertaking  a further  phase 2 study if  required.  DigiFab® is generally considered clinically  interchangeable with Digibind® for the treatment of life-threatening  digoxin toxicity.  Protherics would expect to receive  an upfront  payment  on  signing a  licensing  deal with a  development  and  commercialisation  partner,  with  additional development milestone payments and royalties on potential sales of either Digibind® or DigiFab® in pre-eclampsia.

Under the licence agreement,  depending on the future development and  commercialisation  strategy,  Protherics  Medicines  Development
Limited will pay Glenveigh either:

1.       10-20 per cent of payments received from sub-licensees; or

2.       a $10 million  cash payment on approval of the BLA and a 5 per cent  royalty on net global  sales if  Protherics  develops the product in-house.

Oesophageal Cancer

OncoGel® is being  developed  initially as a palliative  treatment  for patients with advanced  oesophageal  cancer who have  dysphagia because of tumour burden.  The American  Cancer  Society has estimated that around 15,000 new cases of oesophageal  cancer are reported in the US each year and the majority of patients with oesophageal cancer present with dysphagia.

Preliminary  data from a phase 2a study which is on-going in Europe and the US, in which  OncoGel® is being given in  conjunction  with external beam  radiation,  indicates that  approximately  70 per cent of patients have had a clinically  meaningful  reduction in their dysphagia  score,  80 per cent of whom were  converted to surgical  candidates.  It should be noted that with the lack of a control arm and the small  number of patients in this study,  it is not yet possible to conclude  that the effects were due to OncoGel®.  The phase
2a study is expected to report in the first half of 2007.

Subject to the results of the on-going  phase 2a study  Protherics is planning to initiate an open label,  multi-centre  phase 2b study by the first half of 2008.  This study will compare the safety and efficacy of OncoGel®  administered  in  conjunction  with  radiation therapy to radiation therapy alone for the treatment of dysphagia in patients with inoperable oesophageal cancer.

MacroMed has retained development and  commercialisation  rights for OncoGel® in North America and Mexico.  MacroMed has entered into a licence  agreement  with Diatos S.A., a French  biopharmaceutical  company,  for  development  and  commercialisation  outside of these countries, except North and South Korea which it has licensed to Samyang Genex Corporation, a South Korean company.

The Directors estimate that the potential market for oesophageal cancer is worth up to $145m per annum in the US alone.

Brain Cancer

The Directors also plan to develop  OncoGel® for the treatment of primary brain cancers,  such as  glioblastoma  multiforme  ("GBM"), either  post-surgery  by injecting  OncoGel® into the tumour cavity to try to kill residual tumour cells or directly into the tumour in patients with inoperable tumours.

Treating brain cancer is extremely challenging due to the inability of most  chemotherapeutic  agents to cross the blood-brain barrier.
Where feasible,  the primary therapy for patients with primary brain tumours is surgical  debulking.  However, it is rarely possible to remove the entire tumour  because of the risk of damage to normal brain tissue.  Patients  typically  receive  stereotactically  guided radiotherapy  and  chemotherapy  after surgery;  temozolomide  is the standard  chemotherapeutic  agent as it can cross the blood-brain barrier. Patients whose tumours are inoperable also receive radiotherapy and chemotherapy.

There are several locally administered agents in clinical  development,  including targeted toxins and radiolabelled  biological agents seeking to address this large unmet medical  need.  OncoGel® has  demonstrated  encouraging  dose  dependent  activity in  non-clinical models to date. A phase 2a study in 18 to 36 adult  patients  with  recurrent  GBM is planned to start in the first half of 2007 in the
US.

Protherics  estimates  that the  potential  market in primary  brain cancer is worth up to $188 million per annum in the US alone.  The
Directors also believe however that patients could receive repeated treatment with OncoGel®.

Use of Proceeds

The net  proceeds  of the Equity  Fundraising,  which will amount to  approximately  £35.6  million,  will be applied by the Company as follows:

o        £10 million from the net proceeds of the cash placing to make the initial  upfront  payment to Glenveigh  under the  Glenveigh
         Licence,  complete the existing  phase 2 study,  make a milestone  payment on  successful  completion  of the current  phase 2 study,  and undertake a potential  phase 2 study with DigiFab® in the  treatment of severe  pre-eclampsia,  prior to potential out-licensing;

o        £20  million,  being the net  proceeds of the placing and open offer,  to progress  the  development  of  MacroMed's  OncoGel®
         through phase 2 in the lead indications of oesophageal cancer and brain cancer;

o        £0.5  million from the net proceeds of the cash  placing,  to fund the upfront  payment to  Advancell  for the  in-licence  of intellectual  property  for the use of  Acadesine  in  treating  B-CLL and £1.5  million to  progress  the  co-development  of
         Acadesine with Advancell, to the end of a proof-of-concept phase 1 study during 2007; and

o        the balance to provide additional working capital for the Enlarged Group through a period of growth and expansion.

Current trading and prospects

The Company  yesterday  announced its unaudited  interim  results for the six months to 30 September  2006.  Revenues for the six month period to 30 September 2006 increased to £11.3 million from £10.7 million in the corresponding  period.  Gross profit increased to £6.2 million from £3.0  million,  while R&D  expenditure  increased to £7.1  million from £2.4  million,  largely as a result of spending on
CytoFab®  product  development.  The loss  after tax was £4.5  million,  compared  to £3.6  million.  Cash and cash  equivalents  at 30
September 2006 were £17.9 million. Since the half year, revenues and costs have been in line with Directors'expectations.

Given the benefits  anticipated to result from the Glenveigh  Licence,  the MacroMed  Acquisition and the Acadesine  Licence (which are set out above),  the Directors view the financial and trading  prospects for the Enlarged Group for the current  financial year and for the foreseeable future with confidence.

END